# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MediaAlpha, Inc., CIK 0001818383
CUSIP: 58450V104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 SOUTH FLOWER STREET, SUITE 640, LOS ANGELES, California (CA), 90017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001829474

## Reporting persons
- Insignia Capital Partners GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insignia Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insignia Capital Partners (AIV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insignia Capital Partners (Parallel A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insignia QL Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Insignia A QL Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: MediaAlpha, Inc.
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, CA 90017

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act:

(i) Insignia Capital Partners GP, LLC ("Insignia GP");

(ii) Insignia Capital Partners LP ("Insignia Capital");

(iii) Insignia QL Holdings, LLC ("Insignia QL");

(iv) Insignia A QL Holdings, LLC ("Insignia A");

(v) Insignia Capital Partners (AIV), L.P. ("Insignia AIV"); and

(vi) Insignia Capital Partners (Parallel A), L.P. ("Parallel A" and together with Insignia GP, Insignia Capital, Insignia QL, Insignia A and Insignia AIV, the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is:

1333 North California Boulevard, Suite 520

Walnut Creek, CA 94596
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Persons no longer beneficially own any shares of common stock of the Issuer. This filing represents an exit filing for the Reporting Persons. See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each cover page.

Parallel A and Insignia AIV are members of Insignia A having the power to appoint the majority of the board of managers of Insignia A. Insignia Capital (and together with Parallel A and Insignia AIV, the "Insignia Fund") is the managing member of Insignia QL. Insignia GP is the general partner of the Insignia Fund. Voting and investment control over the securities held directly by Insignia A and Insignia QL is exercised by majority vote of the three-member Investment Committee of Insignia GP (the "Committee"), comprised of David Lowe, Anthony Broglio and Melvyn Deane. Consequently, the Insignia GP and each of Messrs. Lowe, Broglio and Deane may be deemed to beneficially own the securities held directly by Insignia A and Insignia QL, Insignia Capital may be deemed to beneficially own the securities held directly by Insignia QL, and Insignia AIV and Parallel A may each be deemed to beneficially own the securities held directly by Insignia A. Messrs. Lowe, Broglio and Deane disclaim beneficial ownership of the securities held directly by Insignia A and Insignia QL. This Statement shall not be construed as an admission that any member of the Committee or any Reporting Person is, for purposes of Section 13(d) or 13(g), a beneficial owner of the reported securities.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Insignia Capital Partners GP, L.L.C.: /s/ Tony Broglio, Tony Broglio/Managing Member (11/12/2025)
- Insignia Capital Partners, L.P.: /s/ Tony Broglio, Tony Broglio/Managing Member (11/12/2025)
- Insignia Capital Partners (AIV), L.P.: /s/ Tony Broglio, Tony Broglio/Managing Member (11/12/2025)
- Insignia Capital Partners (Parallel A), L.P.: /s/ Tony Broglio, Tony Broglio/Managing Member (11/12/2025)
- Insignia QL Holdings, LLC: /s/ Tony Broglio, Tony Broglio/President and Secretary (11/12/2025)
- Insignia A QL Holdings, LLC: /s/ Tony Broglio, Tony Broglio/President and Secretary (11/12/2025)
Comment: Exhibit A Agreement Regarding the Joint Filing of Schedule 13G, dated as of February 12, 2021, incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 12, 2021.